Exhibit 99.1

Supplement No. 1 dated December 19, 2013 to the

Information Statement dated December 2, 2013

Woori Finance Holdings Co., Ltd.

This supplement no. 1 (this “Supplement No. 1”) supplements the Information Statement dated December 2, 2013 (the “Original Information Statement,” and together with this Supplement No. 1, the “Information Statement”) prepared in connection with the proposed establishment of two new companies to be named KJB Financial Group Co., Ltd. (“KJB Financial Group”) and KNB Financial Group Co., Ltd. (“KNB Financial Group” and, together with KJB Financial Group, the “New Holdcos”) through a spin-off (the “Spin-off”) of the businesses of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) related to holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank. This Supplement No. 1 should be read in conjunction with the Original Information Statement.

The Original Information Statement, which was furnished to the Securities and Exchange Commission through a current report on Form 6-K, can be downloaded from Woori Finance Holdings’ website at www.woorifg.com, as well as from the website of the Securities and Exchange Commission at www.sec.gov.

The purpose of this Supplement No. 1 is to update the Original Information Statement to reflect changes made by Woori Finance Holdings to certain key dates with respect to the Spin-off and the identity of the representative director and standing director of KJB Financial Group.

This Supplement No. 1 will be furnished to the Securities and Exchange Commission through a current report on Form 6-K, which may be downloaded from Woori Finance Holdings’ website at www.woorifg.com, as well as from the website of the Securities and Exchange Commission at www.sec.gov.

In case of inconsistencies between this Supplement No. 1 and the Original Information Statement (including the documents incorporated by reference therein), the statements made in this Supplement No. 1 shall prevail. Capitalized terms used in the Original Information Statement shall have the meanings given to them in this Supplement No. 1, to the extent they have been re-defined herein.

IMPORTANT NOTICE

In case of any inconsistencies between (i) the statements in this Supplement No. 1 and (ii) any statements contained in the Original Information Statement or incorporated by reference into the Original Information Statement, the statements contained in this Supplement No. 1 shall prevail. Full information on the Spin-off is only available on the basis of the combination of the Original Information Statement and this Supplement No. 1. This Supplement No. 1 shall only be distributed in connection with the Original Information Statement.

SUPPLEMENTAL INFORMATION

1.	Additional documents incorporated by reference

The following document is incorporated by reference into the Information Statement:

•	Woori Finance Holdings’ report on Form 6-K containing an amended report of material event (approval of spin-off plan), including the amended spin-off plan set forth in Exhibit 99.1 thereto (the “Spin-off Plan”), filed with the Securities and Exchange Commission on December 6, 2013 (the “Spin-off Plan 6-K”)

2.	Changes with respect to certain key dates relating to the Spin-off

In accordance with corresponding amendments made to the Spin-off Plan, all references to certain key dates relating to the Spin-off in the Original Information Statement are amended as follows:

	In the Original Information Statement	As amended
Date of extraordinary meeting of Woori Finance Holding’s shareholders to approve the Spin-off (the “Approval Date”)	December 26, 2013	January 28, 2014

Period for creditors to file objections to the Spin-off (the “Creditor Objection Period”) and period for submission of old share certificates	December 27, 2013 to January 28, 2014	January 29, 2014 to February 28, 2014

Date of the public announcement of Creditor Objection Period and period for submission of old share certificates	December 27, 2013	January 29, 2014

Record date for determination of holders of Woori Finance Holdings’ common stock entitled to receive shares of common stock of the New Holdcos in the Spin-off (the “Record Date”)	January 28, 2014	February 28, 2014

Date of the Spin-off (the “Spin-off Date”)	February 1, 2014	March 1, 2014

Period of trading suspension of the securities of the New Holdcos	From January 27, 2014 to 1 day prior to the Relisting Date	From February 27, 2014 to 1 day prior to the Relisting Date

Period of trading suspension of the securities of Woori Finance Holdings	From January 27, 2014 to 1 day prior to the date of modified listing	From February 27, 2014 to 1 day prior to the date of modified listing

Date for distribution of shares of common stock of the New Holdcos (the “Share Distribution Date”)	February 13, 2014	March 14, 2014

Expected date of modified listing of the common stock of Woori Finance Holdings	February 14, 2014	March 17, 2014

Expected date of the relisting of the common stock of the Spin-off Companies (the “Relisting Date”)	February 14, 2014	March 17, 2014

3.	Change to the identity of the representative director and standing director of KJB Financial Group

The proposed initial representative director and standing director of KJB Financial Group will be Jang-Hak Kim (not Ki-Jin Song, as specified in the Original Information Statement). Mr. Kim, who was born on January 27, 1955, is currently the chief executive officer of Kwangju Bank and formerly served as an executive vice president of Woori Finance Holdings.